Law Offices of
Anderson Call & Wilkinson
A Professional Corporation

University Club Building – Suite 2400
136 East South Temple
Salt Lake City, Utah 84111
Telephone: (801) 533-9645
Fax: (801) 220-0625

September 1, 2009

Cathey Baker
U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549	VIA EDGAR

Re:	Amexdrug Corporation (the “Company”)
Form 10-K for the Year Ended December 31, 2008
Form 10-Q for the Quarter Ended March 31, 2009
Form 10-Q for the Quarter Ended June 30, 2009
File No. 0-7473

Dear Ms. Baker:

In response to your comment letter dated August 18, 2009 addressed to Mr. Jack Amin, CEO and CFO of Amexdrug Corporation, please note that Amexdrug Corporation intends to respond to that comment letter by filing an Amendment to the Form 10-Q for the Quarter Ended June 30, 2009 which will include the additional exhibits identified in your comment letter.

Mr. Amin will be traveling during the next week to ten days, and the Company needs some additional time to prepare and file the Amendment.  We anticipate that the Amendment will be filed sometime during the third week of September, 2009.

 If you have any questions concerning this letter, please let me know.

Sincerely,

/S/ Robert N. Wilkinson

Robert N. Wilkinson

RNW/mh
Enclosure
cc:     Jack Amin, via email
LTRS/7082